February 6, 2019

Allan Jones
Chief Financial Officer
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, California 90292

       Re: Emaginos, Inc.
           Amendment No. 1 on Registration Statement on Form S-1
           Filed December 18, 2018
           File No. 333-228248

Dear Mr. Jones:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2018 letter.

Amendment No. 1 to Form S-1 Filed December 18, 2018

The Emaginos System, page 8

1. Please clarify the nature and history of the Tracy Learning Center and its relationship to the company, including the basis of the company's rights to market the program used by the school.
2. On page 8 you list three possible products or services. Please revise to indicate, if true, that the rest of your discussion of the Emaginos System relates primarily to the comprehensive model mentioned in Item 1.
3. Please clarify the significance of the Intel report and explain what type of "examples" it provides.
 Allan Jones
FirstName LastNameAllan Jones
Emaginos, Inc.
Comapany NameEmaginos, Inc.
February 6, 2019
February 6, 2019 Page 2
Page 2
FirstName LastName
4. In the discussion on page 9 regarding technology interface, you refer to partnering with technology vendors and to upgrading a school's technology infrastructure every three years. Please clarify if such comprehensive upgrades will be included in the general package of services or will be a separate decision of the schools regarding what to upgrade and when. Also clarify to what extent this will provide a separate income stream for the company.
5. Please revise to clarify more specifically how the subscription system and the licensed use system are similar and different. For example, how is the "bundled package" offered under the Licensed Use model different from the "comprehensive suite of services"
         provided under the Subscription plan? It appears that the Subscription plan may refer to the full program corresponding to Item 1 in the list on page 9 and the Licensed Use model may refer to Items 2 and 3 in that list, bundled together. Please clarify.
Plan of Operations, page 14

6. We note that under your proposed time schedule, you anticipate the adoption of your system by at least one school 12-16 months after this offering. Please clarify the basis of your expectations, in light of the needs to receive the approval, as you indicate on page 9, of numerous interested parties, including the school board, the administration, teachers, teacher unions, the community, and others.
Pricing and Profitability, page 14

7. Please clarify your statement that the delivery cost, as opposed to the development cost, of each subsequent sale will be less.
Independent Auditor's Report, page F-3

8. We note your response to comment 19. It is unclear why the audit report of Crowe(TW)
         CPAs is also signed by Eric Lien. Please describe for us the nature and extent of the audit work performed by Mr. Lien and his work arrangement with Crowe(TW). Tell us how your auditors considered the guidance in Rule 2-05 of Regulation S-X and AS 1205 of the
         PCAOB auditing standards in evaluating who is the principal auditor and whether to make reference to the work of other auditors. The audit report should be by signed the principal auditor.
9. Please have your auditors revise the independent auditor's report to comply with the requirements of AS 3101 of the PCAOB auditing standards, specifically paragraphs 9 and
         10, for an audit performed in accordance with PCAOB auditing standards.
Note 4. Transactions With Related Party, page F-13

10. We note your response to comment 20. However, your disclosure has not been revised or removed to reflect the Company did not effect a merger. Please revise the note accordingly or advise us.
 Allan Jones
Emaginos, Inc.
February 6, 2019
Page 3
Emaginos, Inc. Financial Statements for Period Q3 2018, page F-14

11. We note your response to comment 21. Please delete all references to Mario Marcel as the interim financial statements are the responsibility of company management and not your outside accountant. In addition, please revise to identify the financial statements for the period ended September 30, 2018 as unaudited. Please refer to Regulation S-X Item
       10-01.
12. It appears the interim financial statements cover an interim period of only three months. Please provide the required unaudited interim period financial statements for the nine months ended September 30, 2018. Refer to Rule 3-12 of Regulation
S-X.
Part II
Recent Sales of Registered Securities, page II-1

13. Please revise to disclose the nature and amount of consideration for each sale.
Consent of Independent Registered Public Accounting Firm, page Exh.23.1

14. We note the revision to the consent of your independent registered public accounting firm. Please have your auditor revise their consent to reflect the correct date of the filing of your registration statement on Form S-1.
        You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Terry
French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at
(202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.



                                                              Sincerely,
FirstName LastNameAllan Jones
                                                              Division of
Corporation Finance
Comapany NameEmaginos, Inc.
                                                              Office of
Telecommunications
February 6, 2019 Page 3
cc:       Lee Cassidy. Esq.
FirstName LastName